FILE No.
82-3874

NSON
REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

SUPPL

SEC MAIL RECEIVED PROCESSING
MAR 07 2003
WASH. D.C. 187 SECTION

February 26, 2003

03007294

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-3874**

Please find enclosed 3 copies of our First Quarter Interim Financials for the period ended December 31, 2002.

Yours truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL
SECRETARY

cc. 1.2016

Enclosures

dlw 3/13

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	December 31, 2002	September 30, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 294,034	$ 328,136
Accounts receivable	157,392	118,856
Prepaids	1,701	9,721
	453,127	456,713
INVESTMENTS AND OTHER ASSETS Note 2	32,241	32,241
MINERAL PROPERTIES AND EQUIPMENT schedule	1,265,704	1,295,598
	$ 1,751,072	$ 1,784,552
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 35,705	$ 40,011
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 3	7,019,199	7,110,533
CONTRIBUTED SURPLUS note 3	91,334	-
DEFICIT	(5,395,166)	(5,365,992)
	1,715,367	1,744,541
	$ 1,751,072	$ 1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest	$ **736**	$ 4,836
EXPENSES		
General and administrative	**22,881**	29,309
Professional fees	**4,994**	5,487
Stock exchange and transfer agent fees	**1,568**	972
Depreciation	**467**	1,489
	29,910	37,257
LOSS BEFORE THE UNDERNOTED	**(29,174)**	(32,421)
Gain on sale of assets	**-**	3,321
Abandonments and write-down of mineral properties	**-**	(5,459)
NET LOSS	**(29,174)**	(34,559)
DEFICIT, beginning of period	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,395,166)**	$ (5,247,520)
LOSS PER SHARE		
basic and diluted	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE NUMBER OF SHARES		
basic and diluted	**15,483,445**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	$ **736**	$ 4,836
Cash operating expenses	**(27,224)**	(15,851)
	(26,488)	(11,015)
Investing activities		
Mineral property additions	**(7,614)**	(25,303)
Decrease in cash and cash equivalents	**(34,102)**	(36,318)
Cash and cash equivalents:		
Beginning of period	**328,136**	778,913
End of period	$ **294,034**	$ 742,595

Supplementary Information:
No cash was expended on interest or taxes during the three months ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

2002		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2002	$ 1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting	6,545	2,206	(63)	3,992	410	-
Project field costs and miscellaneous	6,299	629	-	3,151	2,486	33
Government grants and credits	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Balance December 31, 2002	1,174,817	510,208	263,358	195,734	203,448	2,069
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	1,174	9	1,165	-	-	-
Balance December 31, 2002	83,047	23,000	42,147	15,190	885	1,825
Total mineral properties December 31, 2002	$ 1,257,864	$ 533,208	$ 305,505	$ 210,924	$ 204,333	$ 3,894
Equipment	12,209					
Accumulated depreciation	(4,369)					
Total mineral properties and equipment December 31, 2002	$ 1,265,704					

2001		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2001	$ 929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting	14,173	2,553	1,810	3,265	2,554	3,991
Project field costs and miscellaneous	2,177	-	405	405	-	1,367
Write-offs	(5,459)	-	-	-	-	(5,459)
Balance December 31, 2001	940,158	504,224	205,740	106,605	123,059	530
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	5,000	-	-	5,000	-	-
Balance December 31, 2001	76,259	22,991	40,875	10,610	286	1,497
Total mineral properties December 31, 2001	$ 1,016,417	$ 527,215	$ 246,615	$ 117,215	$ 123,345	$ 2,027
Equipment	46,762					
Accumulated depreciation	(24,945)					
Total mineral properties and equipment December 31, 2001	$ 1,038,234					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation
These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation
Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	December 31, 2002	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaids	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the three months ended December 31, 2002:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance December 31, 2002	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at December 31, 2002. No options were granted, exercised or cancelled during the three months ended December 31, 2002. The following summarizes outstanding options at December 31, 2002:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	December 31, 2002	September 30, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ **294,034**	$ 328,136
Accounts receivable	**157,392**	118,856
Prepaids	**1,701**	9,721
	453,127	456,713
INVESTMENTS AND OTHER ASSETS Note 2	**32,241**	32,241
MINERAL PROPERTIES AND EQUIPMENT schedule	**1,265,704**	1,295,598
	$ **1,751,072**	$ 1,784,552
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **35,705**	$ 40,011
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 3	**7,019,199**	7,110,533
CONTRIBUTED SURPLUS note 3	**91,334**	-
DEFICIT	**(5,395,166)**	(5,365,992)
	1,715,367	1,744,541
	$ **1,751,072**	$ 1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest	$ **736**	$ 4,836
EXPENSES		
General and administrative	**22,881**	29,309
Professional fees	**4,994**	5,487
Stock exchange and transfer agent fees	**1,568**	972
Depreciation	**467**	1,489
	29,910	37,257
LOSS BEFORE THE UNDERNOTED	**(29,174)**	(32,421)
Gain on sale of assets	**-**	3,321
Abandonments and write-down of mineral properties	**-**	(5,459)
NET LOSS	**(29,174)**	(34,559)
DEFICIT, beginning of period	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,395,166)**	$ (5,247,520)
LOSS PER SHARE		
basic and diluted	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE NUMBER OF SHARES		
basic and diluted	**15,483,445**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	$ **736**	$ 4,836
Cash operating expenses	**(27,224)**	(15,851)
	(26,488)	(11,015)
Investing activities		
Mineral property additions	**(7,614)**	(25,303)
Decrease in cash and cash equivalents	**(34,102)**	(36,318)
Cash and cash equivalents:		
Beginning of period	**328,136**	778,913
End of period	$ **294,034**	$ 742,595

Supplementary Information:
No cash was expended on interest or taxes during the three months ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

2002		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2002	$ 1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting	6,545	2,206	(63)	3,992	410	-
Project field costs and miscellaneous	6,299	629	-	3,151	2,486	33
Government grants and credits	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Balance December 31, 2002	1,174,817	510,208	263,358	195,734	203,448	2,069
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	1,174	9	1,165	-	-	-
Balance December 31, 2002	83,047	23,000	42,147	15,190	885	1,825
Total mineral properties December 31, 2002	$ 1,257,864	$ 533,208	$ 305,505	$ 210,924	$ 204,333	$ 3,894
Equipment	12,209					
Accumulated depreciation	(4,369)					
Total mineral properties and equipment December 31, 2002	$ 1,265,704					

2001		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2001	$ 929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting	14,173	2,553	1,810	3,265	2,554	3,991
Project field costs and miscellaneous	2,177	-	405	405	-	1,367
Write-offs	(5,459)	-	-	-	-	(5,459)
Balance December 31, 2001	940,158	504,224	205,740	106,605	123,059	530
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	5,000	-	-	5,000	-	-
Balance December 31, 2001	76,259	22,991	40,875	10,610	286	1,497
Total mineral properties December 31, 2001	$ 1,016,417	$ 527,215	$ 246,615	$ 117,215	$ 123,345	$ 2,027
Equipment	46,762					
Accumulated depreciation	(24,945)					
Total mineral properties and equipment December 31, 2001	$ 1,038,234					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation
These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation
Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	December 31, 2002	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaids	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the three months ended December 31, 2002:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance December 31, 2002	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at December 31, 2002. No options were granted, exercised or cancelled during the three months ended December 31, 2002. The following summarizes outstanding options at December 31, 2002:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	December 31, 2002	September 30, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	**$ 294,034**	$ 328,136
Accounts receivable	**157,392**	118,856
Prepaids	**1,701**	9,721
	453,127	456,713
INVESTMENTS AND OTHER ASSETS Note 2	**32,241**	32,241
MINERAL PROPERTIES AND EQUIPMENT schedule	**1,265,704**	1,295,598
	$ 1,751,072	$ 1,784,552
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 35,705**	$ 40,011
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 3	**7,019,199**	7,110,533
CONTRIBUTED SURPLUS note 3	**91,334**	-
DEFICIT	**(5,395,166)**	(5,365,992)
	1,715,367	1,744,541
	$ 1,751,072	$ 1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
REVENUE		
Interest	$ **736**	$ 4,836
EXPENSES		
General and administrative	**22,881**	29,309
Professional fees	**4,994**	5,487
Stock exchange and transfer agent fees	**1,568**	972
Depreciation	**467**	1,489
	29,910	37,257
LOSS BEFORE THE UNDERNOTED	**(29,174)**	(32,421)
Gain on sale of assets	**-**	3,321
Abandonments and write-down of mineral properties	**-**	(5,459)
NET LOSS	**(29,174)**	(34,559)
DEFICIT, beginning of period	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,395,166)**	$ (5,247,520)
LOSS PER SHARE		
basic and diluted	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE NUMBER OF SHARES		
basic and diluted	**15,483,445**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,	2002	2001
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	$ 736	$ 4,836
Cash operating expenses	(27,224)	(15,851)
	(26,488)	(11,015)
Investing activities		
Mineral property additions	(7,614)	(25,303)
Decrease in cash and cash equivalents	(34,102)	(36,318)
Cash and cash equivalents:		
Beginning of period	328,136	778,913
End of period	$ 294,034	$ 742,595

Supplementary Information:
No cash was expended on interest or taxes during the three months ended December 31, 2002 and December 31, 2001.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

2002		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2002	$ 1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting	6,545	2,206	(63)	3,992	410	-
Project field costs and miscellaneous	6,299	629	-	3,151	2,486	33
Government grants and credits	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Balance December 31, 2002	1,174,817	510,208	263,358	195,734	203,448	2,069
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	1,174	9	1,165	-	-	-
Balance December 31, 2002	83,047	23,000	42,147	15,190	885	1,825
Total mineral properties December 31, 2002	$ 1,257,864	$ 533,208	$ 305,505	$ 210,924	$ 204,333	$ 3,894
Equipment	12,209					
Accumulated depreciation	(4,369)					
Total mineral properties and equipment December 31, 2002	$ 1,265,704					

2001		Yukon				Unstaked
Exploration and development expenditures:	Total	NAD	Rusty/ KLA	Tanner	JRS	Property and Other
Balance September 30, 2001	$ 929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting	14,173	2,553	1,810	3,265	2,554	3,991
Project field costs and miscellaneous	2,177	-	405	405	-	1,367
Write-offs	(5,459)	-	-	-	-	(5,459)
Balance December 31, 2001	940,158	504,224	205,740	106,605	123,059	530
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	5,000	-	-	5,000	-	-
Balance December 31, 2001	76,259	22,991	40,875	10,610	286	1,497
Total mineral properties December 31, 2001	$ 1,016,417	$ 527,215	$ 246,615	$ 117,215	$ 123,345	$ 2,027
Equipment	46,762					
Accumulated depreciation	(24,945)					
Total mineral properties and equipment December 31, 2001	$ 1,038,234					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2002
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation
These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation
Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the common shares at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the three months ended December 31, 2002, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	December 31, 2002	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaids	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the three months ended December 31, 2002:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance December 31, 2002	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at December 31, 2002. No options were granted, exercised or cancelled during the three months ended December 31, 2002. The following summarizes outstanding options at December 31, 2002:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		